Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenue
Premiums
Gross	$4,080	$3,738	$11,476	$10,855
Less: Ceded	1,385	1,330	4,181	4,040
Net	2,695	2,408	7,295	6,815
Net investment income (loss):
Interest and other investment income	1,565	1,092	4,030	3,601
Change in fair value through profit or loss assets and liabilities (Note 5)	195	(323)	3,629	(4,027)
Net gains (losses) on available-for-sale assets	48	39	153	99
Net investment income (loss)	1,808	808	7,812	(327)
Fee income	1,111	940	3,282	2,676
Total revenue	5,614	4,156	18,389	9,164

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,080	2,926	9,419	8,884
Increase (decrease) in insurance contract liabilities (Note 7)	1,663	430	6,260	(1,903)
Decrease (increase) in reinsurance assets (Note 7)	(68)	27	(180)	(156)
Increase (decrease) in investment contract liabilities (Note 7)	3	15	59	47
Reinsurance expenses (recoveries) (Note 8)	(1,357)	(1,261)	(4,033)	(3,804)
Commissions	484	431	1,389	1,227
Net transfer to (from) segregated funds (Note 11)	(5)	(5)	(11)	(8)
Operating expenses	1,099	1,035	3,346	2,981
Premium taxes	62	59	183	175
Interest expense	77	85	242	261
Total benefits and expenses	5,038	3,742	16,674	7,704

Income (loss) before income taxes	576	414	1,715	1,460
Less: Income tax expense (benefit) (Note 9)	116	58	367	251

Total net income (loss) from continuing operations	460	356	1,348	1,209
Less: Net income (loss) attributable to participating policyholders	(1)	3	3	(4)

Shareholders’ net income (loss) from continuing operations	461	353	1,345	1,213
Less: Preferred shareholders’ dividends	26	29	85	88
Common shareholders’ net income (loss) from continuing operations	$435	$324	$1,260	$1,125
Common shareholders’ net income (loss) from discontinued operation (Note 3)	$–	$(844)	$–	$(733)
Common shareholders’ net income (loss)	$435	$(520)	$1,260	$392

Average exchange rates during the reporting periods:
U.S. dollars	1.09	1.04	1.09	1.02
U.K. pounds	1.82	1.61	1.83	1.58
Earnings (loss) per share (Note 13)
Basic earnings (loss) per share from continuing operations	$0.71	$0.53	$2.06	$1.87
Basic earnings (loss) per share from discontinued operation	$–	$(1.39)	$–	$(1.22)
Basic earnings (loss) per share	$0.71	$(0.86)	$2.06	$0.65

Diluted earnings (loss) per share from continuing operations	$0.71	$0.53	$2.05	$1.85
Diluted earnings (loss) per share from discontinued operation	$–	$(1.37)	$–	$(1.20)
Diluted earnings (loss) per share	$0.71	$(0.84)	$2.05	$0.65

Dividends per common share	$0.36	$0.36	$1.08	$1.08

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Total net income (loss)	$460	$(488)	$1,348	$476
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	316	(184)	413	383
Unrealized gains (losses) on net investment hedges	(7)	40	(8)	(48)
Reclassifications to net income (loss)	–	(27)	–	(27)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(10)	(5)	254	(158)
Reclassifications to net income (loss)	(35)	(70)	(105)	(126)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	4	2	10	11
Reclassifications to net income (loss)	(5)	(5)	(15)	(14)
Total items that may be reclassified subsequently to income	263	(249)	549	21
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(16)	39	(93)	200
Total items that will not be reclassified subsequently to income	(16)	39	(93)	200
Total other comprehensive income (loss)	247	(210)	456	221
Total comprehensive income (loss)	707	(698)	1,804	697
Less: Participating policyholders’ comprehensive income (loss)	2	2	6	(2)
Shareholders’ comprehensive income (loss)	$705	$ (700)	$1,798	$699

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$1	$–	$1	$(1)
Unrealized gains / losses on available-for-sale assets	3	(12)	(70)	17
Reclassifications to net income for available-for-sale assets	7	26	27	25
Unrealized gains / losses on cash flow hedges	(2)	(6)	(4)	(16)
Reclassifications to net income for cash flow hedges	2	2	5	5
Total items that may be reclassified subsequently to income	11	10	(41)	30
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	8	(16)	38	(83)
Total items that will not be reclassified subsequently to income	8	(16)	38	(83)
Total income tax benefit (expense) included in other comprehensive income (loss)	$19	$(6)	$(3)	$(53)

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	September 30, 2014	December 31, 2013
Assets
Cash, cash equivalents and short-term securities (Note 5)	$6,197	$7,636
Debt securities (Note 5)	63,243	54,813
Equity securities (Note 5)	5,166	5,194
Mortgages and loans	32,154	30,313
Derivative assets	1,336	948
Other invested assets (Note 5)	2,111	1,855
Policy loans	2,830	2,792
Investment properties	6,163	6,092
Invested assets	119,200	109,643
Other assets	3,591	3,270
Reinsurance assets (Note 7)	4,127	3,648
Deferred tax assets	1,088	1,303
Property and equipment	669	658
Intangible assets	878	866
Goodwill	4,070	4,002
Total general fund assets	133,623	123,390
Investments for account of segregated fund holders (Note 11)	82,058	76,141
Total assets	$215,681	$199,531
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)	$97,235	$88,903
Investment contract liabilities (Note 7)	2,776	2,602
Derivative liabilities	1,178	939
Deferred tax liabilities	175	122
Other liabilities	8,960	8,218
Senior debentures	2,849	2,849
Subordinated debt	2,161	2,403
Total general fund liabilities	115,334	106,036
Insurance contracts for account of segregated fund holders (Note 11)	74,955	69,088
Investment contracts for account of segregated fund holders (Note 11)	7,103	7,053
Total liabilities	$197,392	$182,177
Equity
Issued share capital and contributed surplus	$10,770	$10,902
Retained earnings and accumulated other comprehensive income	7,519	6,452
Total equity	$18,289	$17,354
Total liabilities and equity	$215,681	$199,531

Exchange rates at the end of the reporting periods:
U.S. dollars	1.12	1.06
U.K. pounds	1.82	1.76

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 5, 2014.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2014	September 30, 2013
Shareholders:
Preferred shares
Balance, beginning of period	$2,503	$2,503
Redemption of preferred shares (Note 10)	(246)	–
Balance, end of period	2,257	2,503
Common shares
Balance, beginning of period	8,304	8,008
Stock options exercised	52	65
Issued under dividend reinvestment and share purchase plan (Note 10)	69	153
Balance, end of period	8,425	8,226
Contributed surplus
Balance, beginning of period	95	110
Share-based payments	3	6
Stock options exercised	(10)	(12)
Balance, end of period	88	104
Retained earnings
Balance, beginning of period	5,899	5,817
Net income (loss)	1,345	480
Redemption of preferred shares (Note 10)	(4)	–
Dividends on common shares	(648)	(641)
Dividends on preferred shares	(85)	(88)
Balance, end of period	6,507	5,568
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	329	604
Unrealized cumulative translation differences, net of hedging activities	110	(464)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	13	13
Cumulative changes in liabilities for defined benefit plans	(32)	(179)
Balance, beginning of period	426	(20)
Total other comprehensive income (loss) for the period	453	219
Balance, end of period	879	199
Total shareholders’ equity, end of period	$18,156	$16,600
Participating policyholders:
Retained earnings
Balance, beginning of period	$126	$131
Net income (loss)	3	(4)
Balance, end of period	129	127
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	1	(3)
Balance, beginning of period	1	(3)
Total other comprehensive income (loss) for the period	3	2
Balance, end of period	4	(1)
Total participating policyholders’ equity, end of period	$133	$126
Total equity	$18,289	$16,726

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Third Quarter 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$576	$(521)	$1,715	$688
Add:
Interest expense related to financing activities	75	83	235	255
Loss on sale of discontinued operation (Note 3)	–	674	–	674
Operating items not affecting cash:
Increase (decrease) in contract liabilities	1,717	558	6,624	(2,849)
(Increase) decrease in reinsurance assets	(50)	(22)	(313)	(203)
Unrealized (gains) losses on investments	(2)	220	(2,961)	4,585
Other non-cash items	(624)	516	(592)	(47)
Operating cash items:
Deferred acquisition costs	(12)	(10)	(33)	(33)
Realized (gains) losses on investments	(227)	246	(750)	319
Sales, maturities and repayments of investments	12,968	18,398	52,524	50,825
Purchases of investments	(13,595)	(19,499)	(54,846)	(52,314)
Change in policy loans	–	(9)	14	(22)
Income taxes received (paid)	(31)	(23)	(185)	(244)
Mortgage securitization	–	–	213	–
Other cash items	163	4	223	(894)
Net cash provided by (used in) operating activities	958	615	1,868	740
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(27)	(10)	(58)	(37)
Investment in and transactions with associates and joint ventures	7	–	(80)	(313)
Dividends received from associates and joint ventures	5	5	5	15
Cash received on sale of discontinued operation	–	165 (1)	72	165 (1)
Other investing activities	(24)	(6)	(43)	(22)
Net cash provided by (used in) investing activities	(39)	154	(104)	(192)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(23)	5	(251)	(4)
Issuance and collateral on senior financing	–	77	–	90
Issuance of subordinated debt, net of issuance costs (Note 10)	–	–	249	–
Redemption of subordinated debt (Note 10)	–	–	(500)	(350)
Redemption of preferred shares (Note 10)	–	–	(250)	–
Issuance of common shares on exercise of stock options	22	16	42	53
Dividends paid on common and preferred shares	(221)	(221)	(665)	(576)
Interest expense paid	(57)	(96)	(223)	(245)
Net cash provided by (used in) financing activities	(279)	(219)	(1,598)	(1,032)
Changes due to fluctuations in exchange rates	74	77	115	31
Increase (decrease) in cash and cash equivalents	714	627	281	(453)
Net cash and cash equivalents, beginning of period	2,891	2,751	3,324	3,831
Net cash and cash equivalents, end of period	3,605	3,378	3,605	3,378
Short-term securities, end of period	2,561	3,971	2,561	3,971
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$6,166	$7,349	$6,166	$7,349

(1)	Consists of cash proceeds on sale of discontinued operation of $1,580, net of cash and cash equivalents of discontinued operation of $1,415.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2013 Annual Consolidated Financial Statements except as described in Note 2. Our Interim Consolidated Financial Statements should be read in conjunction with our 2013 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2014

We have adopted the following new and amended IFRS in the current year.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21 Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have a material impact on our Interim Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). Under these narrow-scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In December 2013, the IASB issued Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle which includes amendments to seven and four IFRSs, respectively. These amendments provide clarification guidance to IFRS that address unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after July 1, 2014 or transactions occurring after that date. In the third quarter of 2014, we adopted these amendments to the extent they affected transactions that occurred after July 1, 2014. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

2.B New and Amended International Financial Reporting Standards Issued in 2014

The following new and amended IFRS were issued in the current year and will be adopted by us in future years.

In May 2014, Accounting for Acquisitions of Interests in Joint Operations was issued, which amends IFRS 11 Joint Arrangements. These amendments provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In May 2014, Clarification of Acceptable Methods of Depreciation and Amortization was issued, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendment clarifies that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

42	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In May 2014, IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing and uncertainty of revenue arising from contracts with customers. The standard requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Insurance and investment contracts are not in scope of this standard. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In July 2014, the final version of IFRS 9 Financial Instruments (“IFRS 9”) was issued, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. A new model for hedge accounting aligns hedge accounting with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In September 2014, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was issued, which amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. These amendments provide guidance on the accounting for a sale or contribution of assets or businesses between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of this amendment will have on our Consolidated Financial Statements.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of this amendment will have on our Consolidated Financial Statements.

3.    Acquisition, Disposition and Discontinued Operation

3.A Acquisition

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group retained a two percent share in CIMB Aviva. The transaction included an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction was valued at $301. In the third quarter of 2013, the companies acquired were renamed Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad (together, “Sun Life Malaysia”). Our investment in Sun Life Malaysia is accounted for using the equity method of accounting.

3.B Disposition and Discontinued Operation

Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses (“the U.S. Annuity Business”) to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. We recorded a net loss on disposition of $674 in the third quarter of 2013, which was adjusted to $695 in the fourth quarter of 2013. In the first quarter of 2014, the purchase price adjustment was finalized, which resulted in no change to the loss on sale recorded in Common shareholders’ net income (loss) from discontinued operation in our 2013 Annual Consolidated Financial Statements.

Discontinued Operation

The results of operations relating to the U.S. Annuity Business in the Sun Life Financial United States (“SLF U.S.”) segment are reflected as a discontinued operation in our Interim Consolidated Statements of Operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	43

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the Common shareholders’ net income (loss) from discontinued operation included in our Interim Consolidated Statements of Operations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net premiums	$–	$20	$–	$149
Net investment income (loss)	–	(153)	–	(725)
Fee income	–	48	–	341
Total revenue	–	(85)	–	(235)
Gross claims and benefits paid	–	171	–	1,040
Changes in insurance/investment contract liabilities and reinsurance assets, net of reinsurance recoveries	–	(21)	–	(1,362)
Net transfer to (from) segregated funds	–	10	–	43
Other expenses	–	16	–	142
Total benefits and expenses	–	176	–	(137)
Income (loss) before income taxes	–	(261)	–	(98)
Income tax expense (benefit)	–	(91)	–	(39)
Net income (loss) from discontinued operation, before net loss on sale	–	(170)	–	(59)
Net (loss) on sale of discontinued operation	–	(674)	–	(674)
Total net income (loss) from discontinued operation	–	(844)	–	(733)
Shareholders’ net income (loss) from discontinued operation	–	(844)	–	(733)
Common shareholders’ net income (loss) from discontinued operation	$–	$(844)	$–	$(733)

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Interim Consolidated Statements of Cash Flows are as follows:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net cash provided by (used in) operating activities	$–	$1,216	$–	$1,021
Net cash provided by (used in) financing activities	–	–	–	(5)
Changes due to fluctuations in exchange rates	–	(6)	–	17
Increase (decrease) in cash and cash equivalents	$–	$1,210	$–	$1,033

4.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

44	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals, corporations and other organizations. We are not reliant on any individual client as none are individually significant to our operations.

Results by segment for the three months ended September 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2014
Gross premiums:
Annuities	$664	$144	$–	$–	$10	$–	$818
Life insurance	878	683	–	201	30	–	1,792
Health insurance	979	483	–	5	3	–	1,470
Total gross premiums	2,521	1,310	–	206	43	–	4,080
Less: ceded premiums	1,242	130	–	8	5	–	1,385
Net investment income (loss)	967	395	(13)	99	375	(15)	1,808
Fee income	224	46	770	59	26	(14)	1,111
Total revenue	2,470	1,621	757	356	439	(29)	5,614
Less:
Total benefits and expenses	2,175	1,640	540	294	418	(29)	5,038
Income tax expense (benefit)	55	(15)	80	11	(15)	–	116
Total net income (loss) from continuing operations	$240	$(4)	$137	$51	$36	$–	$460
Total net income (loss) from discontinued operation (Note 3)	$–	$–	$–	$–	$–	$–	$–
2013
Gross premiums:
Annuities	$403	$71	$–	$–	$55	$–	$529
Life insurance	831	814	–	179	24	–	1,848
Health insurance	941	414	–	4	2	–	1,361
Total gross premiums	2,175	1,299	–	183	81	–	3,738
Less: ceded premiums	1,202	120	–	8	–	–	1,330
Net investment income (loss)	449	155	1	45	171	(13)	808
Fee income	197	40	634	46	37	(14)	940
Total revenue	1,619	1,374	635	266	289	(27)	4,156
Less:
Total benefits and expenses	1,345	1,321	506	245	352	(27)	3,742
Income tax expense (benefit)	43	(27)	68	10	(36)	–	58
Total net income (loss) from continuing operations	$231	$80	$61	$11	$(27)	$–	$356
Total net income (loss) from discontinued operation (Note 3)	$–	$(844)	$–	$–	$–	$–	$(844)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	45

Results by segment for the nine months ended September 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2014
Gross premiums:
Annuities	$1,548	$282	$–	$–	$22	$–	$1,852
Life insurance	2,628	1,951	–	570	82	–	5,231
Health insurance	2,938	1,435	–	12	8	–	4,393
Total gross premiums	7,114	3,668	–	582	112	–	11,476
Less: ceded premiums	3,760	379	–	24	18	–	4,181
Net investment income (loss)	4,312	2,156	(12)	541	858	(43)	7,812
Fee income	661	134	2,254	166	112	(45)	3,282
Total revenue	8,327	5,579	2,242	1,265	1,064	(88)	18,389
Less:
Total benefits and expenses	7,545	5,351	1,664	1,113	1,089	(88)	16,674
Income tax expense (benefit)	109	52	244	32	(70)	–	367
Total net income (loss) from continuing operations	$673	$176	$334	$120	$45	$–	$1,348
Total net income (loss) from discontinued operation (Note 3)	$–	$–	$–	$–	$–	$–	$–
2013
Gross premiums:
Annuities	$1,222	$327	$–	$–	$174	$–	$1,723
Life insurance	2,470	1,971	–	537	74	–	5,052
Health insurance	2,846	1,218	–	9	7	–	4,080
Total gross premiums	6,538	3,516	–	546	255	–	10,855
Less: ceded premiums	3,654	345	–	29	12	–	4,040
Net investment income (loss)	(7)	(356)	(4)	50	30	(40)	(327)
Fee income	586	116	1,777	131	107	(41)	2,676
Total revenue	3,463	2,931	1,773	698	380	(81)	9,164
Less:
Total benefits and expenses	2,586	2,686	1,418	560	535	(81)	7,704
Income tax expense (benefit)	158	(20)	183	30	(100)	–	251
Total net income (loss) from continuing operations	$719	$265	$172	$108	$(55)	$–	$1,209
Total net income (loss) from discontinued operation (Note 3)	$–	$(701)	$–	$–	$(32)	$–	$(733)

46	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.    Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
September 30, 2014
Debt securities	$50,598	$12,645	$–	$63,243
Equity securities	$4,284	$882	$–	$5,166
Other invested assets	$1,140	$118	$853	$2,111

December 31, 2013
Debt securities	$43,662	$11,151	$–	$54,813
Equity securities	$4,342	$852	$–	$5,194
Other invested assets	$1,034	$105	$716	$1,855

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

5.B Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income consists of the following:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash, cash equivalents and short-term securities	$3	$1	$7	$3
Debt securities	495	(435)	2,913	(2,882)
Equity securities	14	161	344	157
Derivative investments	(344)	(131)	210	(1,470)
Other invested assets	(4)	23	27	54
Investment properties	31	58	128	111
Total change in fair value through profit or loss assets and liabilities	$195	$(323)	$3,629	$(4,027)

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $nil and $15 during the three and nine months ended September 30, 2014, respectively ($5 and $13 for the three and nine months ended September 30, 2013).

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2014	December 31, 2013	September 30, 2013
Cash	$1,329	$1,374	$1,506
Cash equivalents	2,307	1,996	1,875
Short-term securities	2,561	4,266	3,971
Cash, cash equivalents and short-term securities	6,197	7,636	7,352
Less: Bank overdraft, recorded in Other liabilities	31	46	3
Net cash, cash equivalents and short-term securities	$6,166	$7,590	$7,349

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	47

Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at September 30, 2014 are $268 and $275, respectively ($55 and $55 as at December 31, 2013). The carrying value and fair value of the associated liabilities as at September 30, 2014 are $270 and $276, respectively ($55 and $55 as at December 31, 2013).

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2013 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at September 30, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,293	$904	$–	$6,197
Debt securities – fair value through profit or loss	1,017	48,777	804	50,598
Debt securities – available-for-sale	293	12,044	308	12,645
Equity securities – fair value through profit or loss	3,318	840	126	4,284
Equity securities – available-for-sale	729	153	–	882
Derivative assets	23	1,313	–	1,336
Other invested assets	493	34	731	1,258
Investment properties	–	–	6,163	6,163
Total invested assets	$11,166	$64,065	$8,132	$83,363
Investments for account of segregated fund holders	$27,142	$54,430	$486	$82,058
Total assets measured at fair value	$38,308	$118,495	$8,618	$165,421
Liabilities
Investment contract liabilities	$–	$12	$5	$17
Derivative liabilities	8	1,170	–	1,178
Total liabilities measured at fair value	$8	$1,182	$5	$1,195

48	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at September 30, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,704	$16	$1,720
Canadian provincial and municipal government	–	9,706	22	9,728
U.S. government and agency	1,017	45	8	1,070
Other foreign government	–	4,784	70	4,854
Corporate	–	29,911	582	30,493
Asset-backed securities:
Commercial mortgage-backed securities	–	1,378	1	1,379
Residential mortgage-backed securities	–	682	1	683
Collateralized debt obligations	–	34	73	107
Other	–	533	31	564
Total debt securities – fair value through profit or loss	$1,017	$48,777	$804	$50,598

Debt securities – available-for-sale consist of the following:

As at September 30, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,627	$–	$1,627
Canadian provincial and municipal government	–	780	–	780
U.S. government and agency	293	56	–	349
Other foreign government	–	496	1	497
Corporate	–	7,722	105	7,827
Asset-backed securities:
Commercial mortgage-backed securities	–	859	–	859
Residential mortgage-backed securities	–	247	–	247
Collateralized debt obligations	–	–	132	132
Other	–	257	70	327
Total debt securities – available-for-sale	$293	$12,044	$308	$12,645

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,189	$1,447	$–	$7,636
Debt securities – fair value through profit or loss	980	41,665	1,017	43,662
Debt securities – available-for-sale	364	10,480	307	11,151
Equity securities – fair value through profit or loss	3,117	1,110	115	4,342
Equity securities – available-for-sale	756	96	–	852
Derivative assets	13	935	–	948
Other invested assets	480	41	618	1,139
Investment properties	–	–	6,092	6,092
Total invested assets	$11,899	$55,774	$8,149	$75,822
Investments for account of segregated fund holders	$26,865	$48,794	$482	$76,141
Total assets measured at fair value	$38,764	$104,568	$8,631	$151,963
Liabilities
Investment contract liabilities	$–	$11	$7	$18
Derivative liabilities	10	929	–	939
Total liabilities measured at fair value	$10	$940	$7	$957

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	49

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,873	$1	$1,874
Canadian provincial and municipal government	–	8,448	40	8,488
U.S. government and agency	980	59	9	1,048
Other foreign government	–	4,476	65	4,541
Corporate	–	24,511	779	25,290
Asset-backed securities:
Commercial mortgage-backed securities	–	1,214	6	1,220
Residential mortgage-backed securities	–	521	3	524
Collateralized debt obligations	–	25	71	96
Other	–	538	43	581
Total debt securities – fair value through profit or loss	$980	$41,665	$1,017	$43,662

Debt securities – available-for-sale consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$997	$–	$997
Canadian provincial and municipal government	–	534	–	534
U.S. government and agency	364	50	–	414
Other foreign government	–	477	–	477
Corporate	–	7,322	243	7,565
Asset-backed securities:
Commercial mortgage-backed securities	–	549	22	571
Residential mortgage-backed securities	–	252	–	252
Collateralized debt obligations	–	–	2	2
Other	–	299	40	339
Total debt securities – available-for-sale	$364	$10,480	$307	$11,151

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2014 and September 30, 2013.

50	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended September 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$750	$3	$–	$141	$–	$(3)	$54	$(159)	$18	$804	$3
Debt securities –available-for-sale	197	2	(1)	114	–	(2)	–	(11)	9	308	(1)
Equity securities – fair value through profit or loss	123	(4)	–	7	(3)	–	–	–	3	126	(4)
Derivative assets	–	–	–	–	–	–	–	–	–	–	–
Other invested assets	690	6	(6)	56	(18)	–	–	–	3	731	7
Investment properties	6,054	19	–	49	(33)	–	–	–	74	6,163	39
Total invested assets	$7,814	$26	$(7)	$367	$(54)	$(5)	$54	$(170)	$107	$8,132	$44
Investments for account of segregated fund holders	$543	$15	$–	$20	$(96)	$–	$5	$–	$(1)	$486	$5
Total assets measured at fair value	$8,357	$41	$(7)	$387	$(150)	$(5)	$59	$(170)	$106	$8,618	$49
Liabilities(5)
Investment contract liabilities	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–
Derivative liabilities	–	–	–	–	–	–	–	–	–	–	–
Total liabilities measured at fair value	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	51

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the nine months ended September 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$4	$2	$436	$(30)	$(29)	$80	$(699)	$23	$804	$(1)
Debt securities –available-for-sale	307	1	4	266	(99)	(27)	–	(152)	8	308	3
Equity securities – fair value through profit or loss	115	4	–	7	(3)	–	–	–	3	126	3
Derivative assets	–	–	–	–	–	–	–	–	–	–	–
Other invested assets	618	20	1	146	(57)	–	–	–	3	731	22
Investment properties	6,092	87	–	138	(240)	–	–	–	86	6,163	131
Total invested assets	$8,149	$116	$7	$993	$(429)	$(56)	$80	$(851)	$123	$8,132	$158
Investments for account of segregated fund holders	$482	$32	$–	$74	$(113)	$(1)	$–	$(2)	$14	$486	$27
Total assets measured at fair value	$8,631	$148	$7	$1,067	$(542)	$(57)	$80	$(853)	$137	$8,618	$185
Liabilities(5)
Investment contract liabilities	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–
Derivative liabilities	–	–	–	–	–	–	–	–	–	–	–
Total liabilities measured at fair value	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

52	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended September 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,421	$15	$–	$374	$(173)	$(14)	$–	$(93)	$15	$1,545	$1
Debt securities – available-for-sale	164	(1)	1	58	(5)	(1)	–	(30)	23	209	(2)
Equity securities – fair value through profit or loss	122	(7)	–	–	–	–	–	–	(3)	112	(4)
Derivative assets	7	1	–	–	–	–	–	–	–	8	–
Other invested assets	610	2	–	39	(29)	–	–	–	–	622	2
Investment properties	6,118	52	–	43	(15)	–	–	–	(24)	6,174	47
Total invested assets	$8,442	$62	$1	$514	$(222)	$(15)	$–	$(123)	$11	$8,670	$44
Investments for account of segregated fund holders	$454	$6	$–	$16	$(15)	$–	$–	$–	$12	$473	$5
Total assets measured at fair value	$8,896	$68	$1	$530	$(237)	$(15)	$–	$(123)	$23	$9,143	$49
Liabilities(5)
Investment contract liabilities	$6	$–	$–	$–	$–	$–	$–	$–	$–	$6	$–
Derivative liabilities	10	(3)	–	–	–	–	–	–	–	7	–
Total liabilities measured at fair value	$16	$(3)	$–	$–	$–	$–	$–	$–	$–	$13	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	53

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the nine months ended September 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$(2)	$–	$725	$(200)	$(51)	$74	$(164)	$22	$1,545	$(16)
Debt securities – available-for-sale	123	–	(1)	131	(8)	(13)	–	(50)	27	209	(3)
Equity securities – fair value through profit or loss	110	–	–	–	–	–	–	–	2	112	7
Derivative assets	7	1	–	–	–	–	–	–	–	8	–
Other invested assets	547	22	7	112	(68)	–	–	–	2	622	22
Investment properties	5,942	88	–	195	(108)	–	–	–	57	6,174	110
Total invested assets	$7,870	$109	$6	$1,163	$(384)	$(64)	$74	$(214)	$110	$8,670	$120
Investments for account of segregated fund holders	$427	$18	$–	$40	$(25)	$(1)	$5	$(2)	$11	$473	$17
Total assets measured at fair value	$8,297	$127	$6	$1,203	$(409)	$(65)	$79	$(216)	$121	$9,143	$137
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$(1)	$6	$–
Derivative liabilities	16	(9)	–	–	–	–	–	–	–	7	–
Total liabilities measured at fair value	$23	$(9)	$–	$–	$–	$–	$–	$–	$(1)	$13	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

6.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2013 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2014. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

54	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

	For the three months ended September 30, 2014			For the nine months ended September 30, 2014
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$88,391	$3,535	$84,856	$83,426	$3,414	$80,012
Change in balances on in-force policies	792	(136)	928	4,424	(72)	4,496
Balances arising from new policies	677	20	657	1,699	67	1,632
Method and assumption changes	194	184	10	137	185	(48)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	1,663	68	1,595	6,260	180	6,080
Foreign exchange rate movements	1,354	144	1,210	1,722	153	1,569
Balances before Other policy liabilities and assets, end of period	91,408	3,747	87,661	91,408	3,747	87,661
Other policy liabilities and assets	5,827	380	5,447	5,827	380	5,447
Balances, end of period	$97,235	$4,127	$93,108	$97,235	$4,127	$93,108

	For the three months ended September 30, 2013			For the nine months ended September 30, 2013
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$81,217	$3,306	$77,911	$82,201	$2,984	$79,217
Change in balances on in-force policies	(155)	(38)	(117)	(3,581)	93	(3,674)
Balances arising from new policies	478	18	460	1,583	66	1,517
Method and assumption changes	107	(7)	114	95	(3)	98
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	430	(27)	457	(1,903)	156	(2,059)
Other(1)	221	–	221	221	–	221
Foreign exchange rate movements	(273)	(46)	(227)	1,076	93	983
Balances before Other policy liabilities and assets, end of period	81,595	3,233	78,362	81,595	3,233	78,362
Other policy liabilities and assets	5,342	237	5,105	5,342	237	5,105
Balances, end of period	$86,937	$3,470	$83,467	$86,937	$3,470	$83,467

(1)	Reinsurance assumed as part of the sale of our U.S. Annuity Business.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	55

7.A.ii Impact of Method and Assumption Changes

Impacts of method and assumptions changes on insurance contract liabilities net of reinsurance assets are as follows:

	For the three months ended September 30, 2014	For the nine months ended September 30, 2014	Description
Mortality / Morbidity	$38	$37	Updates to reflect recent experience.
Lapse and other policyholder behaviour	238	235	Updates to reflect recent lapse and premium persistency experience across product lines and jurisdictions.
Expense	(8)	(2)	Updates to reflect lower than previously assumed maintenance expenses.
Investment returns	(132)	(136)	Primarily updates to credit spread assumptions, asset default assumptions, and provisions for investment risks in the participating accounts.
Model enhancements and other	(126)	(182)	Reflects various modelling enhancements, with the largest impact in SLF Canada Group Benefits.
Total impact	$10	$(48)

	For the three months ended September 30, 2013	For the nine months ended September 30, 2013	Description
Mortality / Morbidity	$(15)	$(9)	Updates to reflect recent experience.
Lapse and other policyholder behaviour	147	147	Includes adjustments to policy termination rates in SLF Canada, SLF U.K. and run-off reinsurance, and premium persistency in SLF Canada and SLF U.S.
Expense	(13)	(13)	Updates to reflect lower than previously expected expenses.
Investment returns	22	15	Updates to our economic scenario generator, asset default assumptions, non-fixed income returns and investment expense assumptions.
Model enhancements	(27)	(42)	Reflects modelling enhancements across product lines and various jurisdictions.
Total impact	$114	$98

56	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2014		For the nine months ended September 30, 2014
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$19	$2,088	$18	$2,000
Deposits	–	122	–	386
Interest	–	13	–	34
Withdrawals	(1)	(109)	(1)	(317)
Fees	–	–	–	(2)
Change in fair value	(2)	–	(1)	–
Other	–	4	1	16
Foreign exchange rate movements	1	1	–	2
Balances, end of period	$17	$2,119	$17	$2,119

	For the three months ended September 30, 2013		For the nine months ended September 30, 2013
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$17	$1,899	$35	$1,772
Deposits	–	149	–	430
Interest	–	7	–	24
Withdrawals	–	(98)	(14)	(279)
Fees	–	(1)	–	(3)
Other	–	6	(4)	16
Foreign exchange rate movements	–	–	–	2
Balances, end of period	$17	$1,962	$17	$1,962

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Balances, beginning of period	$622	$537	$584	$496
Change in liabilities on in-force policies	(10)	–	3	(29)
Liabilities arising from new policies	2	8	23	52
Increase (decrease) in liabilities	(8)	8	26	23
Foreign exchange rate movements	26	(7)	30	19
Balances, end of period	$640	$538	$640	$538

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Maturities and surrenders	$687	$668	$2,175	$2,090
Annuity payments	322	294	954	863
Death and disability benefits	792	716	2,401	2,198
Health benefits	1,047	957	3,102	2,869
Policyholder dividends and interest on claims and deposits	232	291	787	864
Total gross claims and benefits paid	$3,080	$2,926	$9,419	$8,884

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	57

8.    Reinsurance

Reinsurance (expenses) recoveries are comprised of the following:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Recovered claims and benefits	$1,122	$1,109	$3,440	$3,350
Commissions	14	13	40	37
Reserve adjustments	95	18	172	50
Operating expenses and other	126	121	381	367
Reinsurance (expenses) recoveries	$1,357	$1,261	$4,033	$3,804

9.    Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013
		%		%		%		%
Total net income (loss)	$460		$356		$1,348		$1,209
Add: Income tax expense (benefit)	116		58		367		251
Total net income (loss) before income taxes	$576		$414		$1,715		$1,460
Taxes at the combined Canadian federal and provincial statutory income tax rate	$152	26.5	$110	26.5	$454	26.5	$387	26.5

Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	4	0.6	(32)	(7.7)	44	2.6	(60)	(4.1)
Tax (benefit) cost of unrecognized tax losses and tax credits	(10)	(1.7)	(27)	(6.5)	(8)	(0.5)	(26)	(1.8)
Tax exempt investment income	(28)	(4.9)	(42)	(10.1)	(105)	(6.1)	(93)	(6.4)
Adjustments in respect of prior periods, including resolution of tax disputes	(2)	(0.4)	12	2.9	(19)	(1.1)	11	0.8
Tax rate and other legislative changes	–	–	14	3.4	–	–	14	1.0
Other	–	–	23	5.5	1	–	18	1.2
Total tax expense (benefit) and effective income tax rate	$116	20.1	$58	14.0	$367	21.4	$251	17.2

Our statutory income tax rate in Canada is 26.5% (26.5% in 2013). Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions for the three months and nine months ended September 30, 2014 reflects higher earnings in higher tax jurisdictions, predominantly in the U.S. The benefit in the comparative periods of 2013 resulted from higher earnings in lower tax jurisdictions.

Tax (benefit) cost of unrecognized tax losses and tax credits for both the three and nine months ended September 30, 2014 includes the recognition of previously unrecognized tax credits by MFS. The benefit in the comparative periods in 2013 related to previously unrecognized tax losses in the U.K.

The benefit of lower taxes on Tax exempt investment income reported for the three and nine months ended September 30, 2014 amounted to $28 and $105, respectively ($42 and $93 for the three and nine months ended September 30, 2013) and reflects the impact of higher tax-exempt investment income for the nine months ended September 30, 2014, compared to 2013.

58	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Adjustments in respect of prior periods, including resolution of tax disputes for the three and nine months ended September 30, 2014, reflects a number of adjustments in various tax jurisdictions in relation to final settlement and closure of taxation years, finalization of prior years’ income tax returns and successful resolution of tax audits. In 2013, the adjustments related primarily to the finalization of the income tax returns.

In July 2013, the U.K. government enacted corporate income tax rate reductions from 23% in 2013 to 21% effective April 1, 2014 and 20% effective April 1, 2015. Changes to statutory tax rates require us to re-measure our deferred tax assets and deferred tax liabilities. The impact of this enactment is reported in Tax rate and other legislative changes for the three and nine months ended September 30, 2013.

Other for the three and nine months ended September 30, 2013 includes a provision of $21 with respect to withholding taxes on distributions from foreign subsidiaries.

10.    Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 22 of our 2013 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at September 30, 2014 was above the minimum levels that would require any regulatory or corrective action. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2014. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2014.

As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. Sun Life Assurance is phasing in a reduction of approximately $155 to its available capital over eight quarters, ending in the fourth quarter of 2014.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Subordinated Debt

On March 31, 2014, SLF Inc. redeemed all of the outstanding $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019, at a redemption price equal to the principal amount together with accrued and unpaid interest.

On May 13, 2014, SLF Inc. issued $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024 (the “Debentures”). The net proceeds of $249 were used for general corporate purposes. The Debentures bear interest at a fixed rate of 2.77% per annum payable in equal semi-annual instalments to, but excluding May 13, 2019, and, from May 13, 2019 to but excluding the maturity date, May 13, 2024, at a variable rate equal to the Canadian dollar offered rate for three-months bankers acceptances (“CDOR”) plus 0.75% per annum payable in quarterly instalments. At SLF Inc.‘s option, and subject to prior approval of OSFI, SLF Inc. may redeem the Debentures, in whole or in part, on or after May 13, 2019 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

10.B.ii Preferred Shares

On June 30, 2014, SLF Inc. redeemed all of its $250 Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R at a redemption price of $25.00 per share, together with all declared and unpaid dividends. At redemption, we recorded $246 to Preferred shares and $4 to Retained earnings in our Interim Consolidated Statement of Changes in Equity.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	59

10.B.iii Dividend Reinvestment and Share Purchase Plan

In the first three quarters of 2014, under the Dividend Reinvestment and Share Purchase Plan, SLF Inc. issued 1.7 million common shares from treasury with no discount for dividend reinvestments. In the first three quarters of 2013, SLF Inc. issued 5.3 million common shares. The common shares issued in the first two quarters of 2013 were issued at a discount of 2% to the average market price and at no discount in the third quarter of 2013. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

11.    Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2014	December 31, 2013
Segregated and mutual fund units	$68,093	$61,967
Equity securities	10,155	10,063
Debt securities	2,857	3,219
Cash, cash equivalents and short-term securities	675	711
Investment properties	375	313
Mortgages	16	16
Other assets	91	107
Total assets	$82,262	$76,396
Less: Liabilities arising from investing activities	$204	$255
Total investments for account of segregated fund holders	$82,058	$76,141

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Balances, beginning of period	$75,332	$62,220	$7,129	$6,188
Additions to segregated funds:
Deposits	1,876	2,193	31	34
Net transfers (to) from general funds	(5)	(5)	–	–
Net realized and unrealized gains (losses)	198	1,853	35	248
Other investment income	437	381	48	40
Total additions	$2,506	$4,422	$114	$322
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,762	1,501	116	130
Management fees	185	177	20	19
Taxes and other expenses	29	30	3	4
Foreign exchange rate movements	(93)	(151)	1	(216)
Total deductions	$2,883	$1,557	$140	$(63)
Net additions (deductions)	$(377)	$2,865	$(26)	$385
Balances, end of period	$74,955	$65,085	$7,103	$6,573

60	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Balances, beginning of period	$69,088	$59,025	$7,053	$5,962
Additions to segregated funds:
Deposits	6,999	6,455	95	98
Net transfers (to) from general funds	(11)	(8)	–	–
Net realized and unrealized gains (losses)	4,761	4,593	(22)	605
Other investment income	856	735	160	140
Total additions	$12,605	$11,775	$233	$843
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	6,435	5,348	353	384
Management fees	555	515	64	52
Taxes and other expenses	90	88	7	12
Foreign exchange rate movements	(342)	(236)	(241)	(216)
Total deductions	$6,738	$5,715	$183	$232
Net additions (deductions)	$5,867	$6,060	$50	$611
Balances, end of period	$74,955	$65,085	$7,103	$6,573

12.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2014
Revenue	$(30)	$4,808	$1,079	$(243)	$5,614
Shareholders’ net income (loss) from continuing operations	$447	$390	$169	$(545)	$461
Shareholders’ net income (loss) from discontinued operation	$–	$–	$–	$–	$–

September 30, 2013
Revenue	$89	$3,248	$935	$(116)	$4,156
Shareholders’ net income (loss) from continuing operations	$(463)	$274	$43	$499	$353
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(826)	$(18)	$(844)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	61

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2014
Revenue	$130	$15,960	$3,617	$(1,318)	$18,389
Shareholders’ net income (loss) from continuing operations	$1,331	$1,109	$323	$(1,418)	$1,345
Shareholders’ net income (loss) from discontinued operation	$–	$–	$–	$–	$–

September 30, 2013
Revenue	$227	$5,688	$3,591	$(342)	$9,164
Shareholders’ net income (loss) from continuing operations	$508	$990	$183	$(468)	$1,213
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(692)	$(41)	$(733)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2014
Invested assets	$20,850	$110,573	$7,110	$(19,333)	$119,200
Total other general fund assets	$7,054	$16,587	$18,585	$(27,803)	$14,423
Investments for account of segregated fund holders	$–	$82,013	$45	$–	$82,058
Insurance contract liabilities	$–	$97,487	$4,949	$(5,201)	$97,235
Investment contract liabilities	$–	$2,776	$–	$–	$2,776
Total other general fund liabilities	$9,749	$13,251	$17,694	$(25,371)	$15,323

December 31, 2013
Invested assets	$20,187	$101,221	$6,163	$(17,928)	$109,643
Total other general fund assets	$7,018	$14,609	$17,773	$(25,653)	$13,747
Investments for account of segregated fund holders	$–	$76,096	$45	$–	$76,141
Insurance contract liabilities	$–	$89,128	$3,921	$(4,146)	$88,903
Investment contract liabilities	$–	$2,602	$–	$–	$2,602
Total other general fund liabilities	$9,964	$11,204	$17,382	$(24,019)	$14,531

62	Sun Life Financial Inc.	Third Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13.     Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share (“EPS”) computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$435	$324	$1,260	$1,125
Common shareholders’ net income (loss) from discontinued operation	$–	$(844)	$–	$(733)
Weighted average number of common shares outstanding (in millions)	612	606	611	603
Basic EPS:
Continuing operations	$0.71	$0.53	$2.06	$1.87
Discontinued operation	$–	$(1.39)	$–	$(1.22)
Total	$0.71	$(0.86)	$2.06	$0.65
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$435	$324	$1,260	$1,125
Add: increase in income due to convertible instruments(1)	$3	$3	$8	$8
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$438	$327	$1,268	$1,133
Common shareholders’ net income (loss) from discontinued operation	$–	$(844)	$–	$(733)
Weighted average number of common shares outstanding (in millions)	612	606	611	603
Add: dilutive impact of stock options(2) (in millions)	2	2	1	1
Add: dilutive impact of convertible securities(1) (in millions)	5	7	6	8
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	615	618	612
Diluted EPS:
Continuing operations	$0.71	$0.53	$2.05	$1.85
Discontinued operation	$–	$(1.37)	$–	$(1.20)
Total	$0.71	$(0.84)	$2.05	$0.65

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 3 million for the three and nine months ended September 30, 2014 (3 million and 7 million for the three and nine months ended September 30, 2013).

14.    Subsequent Event

On November 5, 2014, SLF Inc. announced that the Board of Directors had authorized the purchase of up to 9 million common shares through a normal course issuer bid. The bid is expected to commence on November 10, 2014 and continue until November 9, 2015 or such earlier date as SLF Inc. completes its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange, as well as on alternative Canadian trading platforms, at prevailing market rates and any common shares purchased by SLF Inc. will be cancelled.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2014	63